Exhibit 12.1
Pinnacle Entertainment, Inc.
Computation of Ratio of Earnings to Fixed Charges

	2005	2006	2007	2008	2009
	(in thousands)
Earnings:
Pre-tax income (loss)	$(17,350)	$102,909	$(1,851)	$(424,741)	$(255,086)
Add fixed charges	62,385	62,023	72,339	82,521	102,228
Less capitalized interest	(7,130)	(5,750)	(42,851)	(25,144)	(13,758)

Total earnings	$37,905	$159,182	$27,637	$(367,364)	$(166,616)
Fixed charges
Interest expense — inclusive of the amortization of debt issuance costs	$49,535	$53,678	$25,715	$53,049	$84,315
Capitalized interest	7,130	5,750	42,851	25,144	13,758
Estimated interest portion of rent expense	5,720	2,595	3,773	4,328	4,155

Total fixed charges	$62,385	$62,023	$72,339	$82,521	$102,228

Ratio of earnings to fixed charges	0.61 x	2.57 x	0.38 x	$(4.45)x	$(1.63)x